EXHIBIT 12

Statement regarding computation of ratio of earnings to fixed charges

	Year ended June 30,
	2016	2015	2014	2013	2012
	(in thousands, except for ratio of earnings to fixed charges)

Fixed charges
Interest expensed and capitalized	$3,423	$4,456	$7,473	$7,966	$9,345
Amortized premiums, discounts and capitalized expenses related to indebtedness					-
Estimate of the interest within rental expense	755	650	709	1,430	678
Preference security dividend requirements of consolidated subsidiaries	-	-	-	-	-

Fixed charges	4,178	5,106	8,182	9,396	10,023

Earnings
Add	130,415	145,524	117,324	36,675	70,404
Pretax income from continuing operations before adjustment for non-controlling interests in consolidated subsidiaries or income or loss from equity investees	126,237	140,418	109,142	27,279	60,381
Fixed charges	4,178	5,106	8,182	9,396	10,023
Amortization of capitalized interest	-	-	-	-	-
Distributed income of equity investees	-	-	-	-	-
Your share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	-	-	-	-	-

Less	362	328	-	-	-
Interest capitalized					-
Preference security dividend requirements of consolidated subsidiaries					-
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	362	328			-

Earnings	$130,053	$145,196	$117,324	$36,675	$70,404

Ratio of earnings to fixed charges	31.13	28.44	14.34	3.90	7.02